UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant's name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

 Full Year 2018 Earnings PresentationFebruary 28, 2019

 DISCLAIMER    Forward Looking StatementsThis presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.Investors should read the section entitled "Item 3D. Key Information—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4B. Information on the Company—Business Overview", each in our annual report for the fiscal year ended December 31, 2018 filed on Form 20-F, for a more complete discussion of the risks and factors that could affect usForward-looking statements include, but are not limited to, statements relating to: uncertainties in emerging markets where we have international operations; changes in government regulations impacting remaining project life for assets; challenges in achieving growth and making acquisitions due to our dividend policy; increased DPS and accretive investment opportunities; our ability to close announced asset acquisitions, such as Tenes; estimated returns and cash available for distribution estimates from recently announced acquisitions and finalized asset acquisitions; cash available for distribution estimations made in reliance on asset performance and assets reaching COD by the expected date; increases in the cost of energy and gas, which could increase operating costs; revocation or termination of our concession agreements or power purchase agreements; counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations; reputational and financial damage caused by our off-take PG&E and potential default under our project finance agreement due to a potential breach of our underlying PPA agreement with PG&E; reliance on third-party contractors and suppliers; risks associated with acquisitions and investments; deviations from our investment criteria for future acquisitions and investments; calculations of maximum possible electrical energy output; the possibility to extend asset life; intentions to improve shareholder return; the comparative usefulness of financial measurements in the industry; and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report for the fiscal year ended December 31, 2018 filed on Form 20-F.Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect our future results included in our filings with the U.S. Securities and Exchange Commission at www.sec.gov. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.The CAFD and other guidance included in this presentation are estimates as of February 28, 2019. These estimates are based on assumptions believed to be reasonable as of the date, when Atlantica Yield published its FY 2018 Financial Results. Atlantica Yield plc. disclaims any current intention to update such guidance, except as required by law.Non-GAAP Financial Information This presentation also includes certain non-GAAP financial measures, including Further Adjusted EBITDA including unconsolidated affiliates, Further Adjusted EBITDA including unconsolidated affiliates as a percentage of revenues (margin) and cash available for distribution (“CAFD”). Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures in this presentation provides useful information.

      Key Messages          Strong Results, Meeting Guidance in 2018 Once More  CAFD  Revenues    +1%  Further Adj. EBITDA incl. unconsolidated affiliates1  $M  $M    +4%  $M    +9%  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates. Additionally, for the fiscal year 2017, it includes the dividend from the preferred equity investment in Brazil or its compensation (see reconciliation on page 28).FY 2017 CAFD includes $10.4 million of ACBH dividend compensation (see reconciliation on page 28).                 Commitment to Increase DPS in 2019 and Beyond  Dividend of $0.37 per Share Declared;+19% Increase vs Q4 2017   Creation of a Strategic Review Committee

 1. Financial Results  2. Strategic Update  AGENDA   Appendix

 1. Financial Results

 HIGHLIGHTSStrong Operating Results in 2018  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates. Additionally, for the Fiscal Year 2017, it includes the dividend from the preferred equity investment in Brazil or its compensation (see reconciliation on page 28).Further Adjusted EBITDA Margin including unconsolidated affiliates is defined as Further Adjusted EBITDA including unconsolidated affiliates divided by revenue (see reconciliation on page 28).CAFD for the Fiscal Year 2017 includes $10.4 million of ACBH dividend compensation (see reconciliation on page 30).  Full Year  US $ in millions     2018    2017    ∆  Revenue    1,043.8    1,008.4    +4%  Further Adjusted EBITDA incl. unconsolidated affiliates1    858.7    786.6    +9%   Margin2    82.3%    78.0%      CAFD    171.6    170.6    +1%  3        Guidance for the year achieved

FY 2018 Earnings Presentation

Atlantica

HIGHLIGHTS

Solid Performance by Sectors and Regions

By Region

US $ in millions	NORTH AMERICA FY 2018	NORTH AMERICA FY 2017	NORTH AMERICA Δ	SOUTH AMERICA FY 2018	SOUTH AMERICA FY 2017	SOUTH AMERICA Δ	EMEA FY 2018	EMEA FY 2017	EMEA Δ
Revenue	357.2	332.7	+7%	123.2	120.8	+2%	563.4	554.9	+2%
Further Adjusted EBITDA incl. unconsolidated affiliates[1]	308.8	282.3	+9%	100.2	108.8	(8)%	449.7	395.5	+14%
Margin[2]	86%	85%		81%	90%		80%	71%	

By Sector

US $ in millions	RENEWABLES FY 2018	RENEWABLES FY 2017	RENEWABLES Δ	EFFICIENT NATURAL GAS FY 2018	EFFICIENT NATURAL GAS FY 2017	EFFICIENT NATURAL GAS Δ	TRANSMISSION FY 2018	TRANSMISSION FY 2017	TRANSMISSION Δ	WATER FY 2018	WATER FY 2017	WATER Δ
Revenue	793.5	767.2	+3%	130.8	119.8	+9%	96.0	95.1	+1%	23.5	26.3	(11)%
Further Adjusted EBITDA incl. unconsolidated affiliates[1]	664.4	569.2	+17%	93.8	106.1	(12)%	78.5	87.7	(11)%	22.0	23.6	(7)%
Margin[2]	84%	74%		72%	89%		82%	92%		94%	90%	

(1) Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates. Additionally, for the Fiscal Year 2017, it includes the dividend from the preferred equity investment in Brazil (South America region and Transmission sector) or its compensation (see reconciliation on page 28).
(2) Further Adjusted EBITDA Margin including unconsolidated affiliates is defined as Further Adjusted EBITDA including unconsolidated affiliates divided by revenue. (see reconciliation on page 30).

7

 Includes curtailment in wind assets for which we received compensation.Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.Electric availability refers to operational MW over contracted MW with PEMEX.Availability refers to actual availability divided by contracted availability.          GWh produced  FY 2018  3,058  FY 2017  3,167          GWh produced  Electric availability  FY 2018  2,318  FY 2017  2,372  99.8%  100.5%          Availability  FY 2018  FY 2017  99.9%  97.9%          Availability  FY 2018  102.0%  FY 2017  101.8%  MW in operation  300  300  Mft3 in operation  10.5  10.5  Miles in operation  1,152  1,099  MW in operation  1,496  1,442  2  4  4  3  2  1  KEY OPERATIONAL METRICSSolid Operational Performance  WATER    RENEWABLES  EFFICIENT NATURAL GAS  TRANSMISSION

 CASH FLOWIncreasing Operating Cash Flow  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates. Additionally, for the Fiscal Year 2017, it includes the dividend from the preferred equity investment in Brazil or its compensation (see reconciliation on page 29).Includes proceeds for $72.6 million and investments for $4.6 million in 2018, and proceeds for $42.5 million and investments for $12.4 million in 2017.Consolidated cash as of December 31, 2018 decreased by $37.9 million vs December 31, 2017 including FX translation differences of $(18.8) million.  US $ in millions   FY 2018    FY 2017  Further Adjusted EBITDA incl. unconsolidated affiliates1  858.7    786.6  Share in Further Adjusted EBITDA of unconsolidated affiliates  (8.1)    (7.3)  Net interest and income tax paid  (333.5)    (349.5)  Variations in working capital   (18.3)    (8.8)  Non-monetary adjustments and other  (97.7)    (35.4)  OPERATING CASH FLOW  401.0    385.6          INVESTING CASH FLOW2  (14.9)    71.4  FINANCING CASH FLOW   (405.2)    (416.3)  Net change in consolidated cash3  (19.0)    40.7    +4%

FY 2018 Earnings Presentation

Atlantica

NET DEBT

Significant Reduction in Consolidated Net Debt

NET DEBT POSITION[1]

US $ in millions	As of Dec. 31, **2018**	As of Dec. 31, **2017**
Corporate Net Debt[2]	577.4	494.6
Project Net Debt[3]	4,566.3	4,954.3

2.7x
Corporate net debt / CAFD pre corporate debt service[4]

~$400 million
Reduction in Project Net Debt in 2018

(1) Net debt corresponds to gross debt including accrued interest less cash and cash equivalents.
(2) Corporate Net Debt defined as indebtedness where Atlantica Yield Plc is the primary obligor minus cash and cash equivalents held at Atlantica Yield Plc.
(3) Project Net Debt is defined as indebtedness where one of our subsidiaries is the primary obligor minus cash and cash equivalents held by one of our subsidiaries.
(4) Net corporate leverage calculated as corporate net debt divided by Cash Available For Distribution for the year 2018 before corporate debt service.

10

 2. Strategic Update

 STRATEGIC UPDATEDelivering on Our Commitment to Grow Dividends  Declared Dividends by Year1  Quarterly dividends declared by the Board of Directors and paid during the following quarter. 2019 dividend chart above does not represent any scale.    $1.39    $1.11  New quarterly dividend declared of $0.37 per share or $1.48 annualizedMaintaining 2022 DPS growth target  Amounts in USD per share   Commitment to DPS Growth in 2019 and Beyond     +25%

 FY 2019 GUIDANCEInitiating 2019E Guidance      2019E Guidance1  820  Range in $ Millions    870  Further Adjusted EBITDA incl. unconsolidated affiliates  -  Reflects 2019E expectations including full contribution from our Mojave project, for which the off-taker is PG&E. Under the current contract, we expect Mojave’s contribution to 2019E CAFD to range between $30 million to $35 million. PG&E filed for reorganization under Chapter 11 of the Bankruptcy Code on January 29, 2019, at this point we do not have the certainty that the current contract will be honored by PG&E due to its current situation. See “Disclaimer – Forward Looking Statements”. (See reconciliation of 2019E Guidance on page 31).      CAFD   180  200  -

 Appendix

 STRATEGIC UPDATEExposure to PG&E  Project  Off-taker  PPA Term Left    Type  Institution  31/12/2018 Balance  Maturity    ~13.5%  Mojave Solar LLC  PG&E  22 years    Non-recourse Loan  FFB (U.S. DOE)  $739m  2036      2018 Gross CAFD1 Exposure  PPA  Financing  No impact on 2019 CAFD so far: Mojave dividend usually collected in December every yearNon-recourse finance at the project level  Gross CAFD is defined as cash distributions received by Atlantica from its subsidiaries before corporate debt service and corporate general and administrative expenses.

 STRATEGIC UPDATEUpdate on Recently Announced Acquisitions  Asset  Sector  Investment as of Today  Transaction Closed  ATN Expansion 1    $12 million    Chile TL3    $6 million    Melowind    $45 million    PTS  Transport.  $0 million    ATN Expansion 2    -  Expected H1 2019  Tenes     $20 million  SPA signed Closing subject to approval by the Algerian Administration  2018  2019  ×  Full Year   ×  Full Year   ×  Full Year   ×  ×  ×  Half Year Expected  ×  Half Year Expected  Target CAFD Contribution          Closing Acquisitions as Expected

 TAIL PERIODSRemaining Project Life after Debt Amortization        Contract term2  Project debt term  Year  Represents weighted average years remaining as of December 31, 2018, and including the acquisitions of new assets closed as of December 31, 2018.   (2) Regulation term in the case of Spain and Chile TL3.(3) Mini-perm structure: sculpted semiannual debt service payments using an underlying tenor of 15 years but with contractual legal maturity in 2028.  (4) Weighted average maturity of the different debt tranches.  3  3    PPAs with predefined prices for >18 years on average1     Refinancing opportunities could increase CAFD in earlier years    Possibility to extend life in most assets (excluding ATN and ATS)    Tails in most assets after debt amortization  4  4

 FINANCINGPrudent Financing Policy  SELF AMORTIZING PROJECT DEBT STRUCTURE  100% Project debt self-amortizing progressively before the end of the contracted life  $384 million project debt reduction in 2018  +90% of interest rates fixed or hedged    ~$1.1B planned debt reduction in the next 4 years

 LIQUIDITYTotal Cash Position1  Includes short-term financial investments. Exchange rates as of December 31, 2018 (EUR/USD = 1.1467) and December 31, 2017: (EUR/USD = 1.2005).Restricted cash is cash which is restricted generally due to the requirements of the project finance lenders.  US $ in millions2  As of Dec. 31,2018    As of Dec. 31,2017  Corporate cash at Atlantica Yield  106.7    148.5  Existing Available Revolver Capacity (including the $85 M increase signed in January 2019)  190.0    71.0  Cash at project companies1  603.7    596.4   - Restricted3  375.3    338.9   - Other  228.4    257.5

FY 2018 Earnings Presentation

Atlantica

HISTORICAL FINANCIAL REVIEW

Key Financials by Quarter

Key Financials US $ in thousands	FY 2016	1Q17	2Q17	3Q17	4Q17	FY 2017	1Q18	2Q18	3Q18	4Q18	FY 2018
Revenues	**971,797**	**198,146**	**285,069**	**291,964**	**233,202**	**1,008,381**	**225,265**	**287,848**	**323,812**	**206,897**	**1,043,822**
F.A. EBITDA margin (%)	*79.5%*	*83.3%*	*79.9%*	*80.9%*	*67.5%*	*78.0%*	*79.8%*	*91.5%*	*82.3%*	*68.8%*	*81.5%*
Further Adj. EBITDA incl. unconsolidated affiliates	**772,112**	**165,049**	**227,841**	**236,252**	**157,433**	**786,575**	**179,800**	**263,458**	**271,188**	**144,270**	**858,717**
Atlantica Yield's pro-rata share of EBITDA from unconsolidated affiliates	(8,802)	(1,100)	(2,064)	(2,052)	(2,049)	(7,265)	(1,832)	(2,071)	(2,183)	(2,024)	(8,110)
Further Adjusted EBITDA	**763,310**	**163,949**	**225,777**	**234,200**	**155,384**	**779,310**	**177,968**	**261,388**	**269,005**	**142,246**	**850,607**
Dividends from unconsolidated affiliates	4,984	-	-	2,454	549	3,003	-	-	4,432	-	4,432
Non-monetary items	(59,375)	(12,025)	(10,758)	(13,005)	14,906	(20,882)	(8,839)	(60,629)	(14,755)	(15,056)	(99,279)
Interest and income tax paid	(334,057)	(26,610)	(143,081)	(28,976)	(150,866)	(349,533)	(26,760)	(133,844)	(29,212)	(143,721)	(333,537)
Principal amortization of indebtedness net of new indebtedness at project level	(182,636)	(21,522)	(54,528)	(20,330)	(113,362)[5]	(209,742)[5]	(17,647)	(71,028)	(13,025)	(127,947)	(229,647)
Deposits into/withdrawals from debt service accounts	(46,705)	7,557	(8,157)	(26,581)	(1,205)	(28,386)	(21,720)	9,122	(24,388)	6,149	(30,837)
Change in non-restricted cash at project companies	41,413	(27,293)	66,886	(143,982)	83,397	(20,992)	(68,031)	94,448	(92,027)	95,596	29,986
Dividends paid to non-controlling interests	(8,952)	-	(1,801)	(2,837)	-	(4,638)	-	(6,787)	(2,958)	-	(9,745)
Changes in other assets and liabilities	(21,694)	(23,184)	(39,756)	35,747	49,621	22,428	8,060	(45,963)	(54,344)	81,815	(10,433)
Asset refinancing	14,893	-	-	-	-	-	-	-	-	-	-
Cash Available For Distribution (CAFD)	**171,181**[3][4]	**60,872**[4]	**34,582**	**36,690**	**38,424**	**170,568**	**43,031**	**46,706**	**42,728**	**39,082**	**171,547**
Dividends declared[1]	70,452	25,054	26,056	29,063	31,067	111,241	32,070	34,074	36,078	37,080	139,302
# of shares at the end of the period	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260
DPS (in $ per share)	**0.703**	**0.250**	**0.260**	**0.290**	**0.310**	**1.110**	**0.32**	**0.34**	**0.36**	**0.37**	**1.39**
Debt details US $ in millions											
Project debt	5,330.5	5,410.3	5,474.1	5,579.5	5,475.2	5,475.2	5,533.8	5,218.8	5,214.7	5,091.1	5,091.1
Project cash	(472.6)	(487.4)	(435.4)	(597.0)	(520.9)	(520.9)	(604.5)	(504.9)	(609.6)	(524.8)	(524.8)
Net project debt	**4,857.9**	**4,922.9**	**5,038.7**	**4,982.5**	**4,954.3**	**4,954.3**	**4,929.3**	**4,713.9**	**4,605.1**	**4,566.3**	**4,566.3**
Corporate debt	668.2	667.9	684.6	700.9	643.1	643.1	657.3	639.0	641.8	684.1	684.1
Corporate cash	(122.2)	(102.0)	(178.9)	(197.1)	(148.5)	(148.5)	(151.4)	(152.3)	(135.1)	(106.7)	(106.7)
Net corporate debt	**546.0**	**565.9**	**505.7**	**503.8**	**494.6**	**494.6**	**505.9**	**486.8**	**506.7**	**577.4**	**577.4**
Total net debt	**5,403.8**	**5,488.8**	**5,544.4**	**5,486.3**	**5,448.9**	**5,448.9**	**5,435.2**	**5,200.6**	**5,111.8**	**5,143.6**	**5,143.6**
Net Corporate Debt/CAFD pre corporate interests[2]	**2.7x**	**2.6x**	**2.3x**	**2.3x**	**2.3x**	**2.3x**	**2.3x**	**2.2x**	**2.3x**	**2.7x**	**2.7x**

(1) Dividends are paid to shareholders in the quarter after they are declared
(2) Ratios presented are the ratios shown on each earnings presentations
(3) Includes the impact of a one-time partial refinancing of ATN2.
(4) Includes compensation from our preferred equity investment in Brazil ($21.2M in Q3 2016, $6.8M in Q4 2016 and $10.4M in Q1 2017).
(5) Excludes Solana debt repayments with proceeds received from Abengoa $52.5M in March 2018 and $42.5M in December 2017.

20

FY 2018 Earnings Presentation

Atlantica

HISTORICAL FINANCIAL REVIEW

Segment Financials by Quarter

Revenue	FY 2016	1Q17	2Q17	3Q17	4Q17	FY 2017	1Q18	2Q18	3Q18	4Q18	FY 2018
by Geography											
NORTH AMERICA	337,061	60,952	109,505	99,580	62,668	332,705	61,781	110,534	122,309	62,553	357,177
SOUTH AMERICA	118,763	28,527	30,161	31,317	30,792	120,797	29,536	30,345	31,928	31,405	123,214
EMEA	515,973	108,667	145,403	161,067	139,742	554,879	133,948	146,969	169,576	112,938	563,431
by Business Sector											
RENEWABLES	724,326	137,664	225,939	230,872	172,751	767,226	167,225	224,988	259,922	141,422	793,557
EFFICIENT NATURAL GAS	128,046	29,800	29,614	30,240	30,130	119,784	28,387	33,050	33,918	35,444	130,799
TRANSMISSION	95,137	24,165	23,452	23,447	24,032	95,096	23,840	24,063	24,018	24,076	95,998
WATER	24,288	6,517	6,064	7,405	6,289	26,275	5,813	5,747	5,955	5,954	23,468
Total Revenue	**971,797**	**198,146**	**285,069**	**291,964**	**233,202**	**1,008,381**	**225,265**	**287,848**	**323,813**	**206,896**	**1,043,822**

Further Adj. EBITDA incl. unconsolidated affiliates	FY 2016	1Q17	2Q17	3Q17	4Q17	FY 2017	1Q18	2Q18	3Q18	4Q18	FY 2018
by Geography											
NORTH AMERICA	284,690	54,753	97,033	91,503	39,039	282,328	60,247	94,411	117,498	36,591	308,748
	84.5%	89.8%	88.6%	91.9%	62.3%	84.9%	97.5%	85.4%	96.1%	58.5%	86.4%
SOUTH AMERICA[1]	124,599	33,757	24,858	25,560	24,591	108,766	24,180	25,067	26,987	23,999	100,233
	104.9%	118.3%	82.4%	81.6%	79.9%	90.0%	81.9%	82.6%	84.5%	76.4%	81.3%
EMEA	362,823	76,539	105,951	119,190	93,801	395,481	95,373	143,979	126,703	83,681	449,736
	70.3%	70.0%	72.9%	74.0%	67.1%	71.3%	71.2%	98.0%	74.7%	74.1%	79.8%
by Business Sector											
RENEWABLES	538,427	102,625	176,638	183,344	106,586	569,193	131,434	213,952	220,529	98,514	664,429
	74.3%	74.5%	78.2%	79.4%	61.7%	74.2%	78.6%	95.1%	84.8%	69.7%	83.7%
EFFICIENT NATURAL GAS	106,492	26,716	26,126	27,128	26,170	106,140	23,330	23,652	24,742	22,134	93,858
	83.2%	89.7%	88.2%	89.7%	86.9%	88.6%	82.2%	71,.6%	72.9%	62.4%	71.8%
TRANSMISSION[1]	104,795	30,459	19,373	18,817	19,046	87,695	19,837	20,463	20,148	18,014	78,463
	110.2%	126.0%	82.6%	80.3%	79.2%	92.2%	83.2%	85.0%	83.9%	74.8%	81.7%
WATER	22,398	5,249	5.705	6,964	5,629	23,547	5,199	5,392	5,769	5,608	21,967
	92.2%	80.5%	94.0%	94.0%	89.5%	89.6%	89.4%	93.8%	96.9%	94.2%	93.6%
Total Further Adj. EBITDA incl. unconsolidated affiliates[1]	**772,112**	**165,049**	**227,842**	**236,253**	**157,431**	**786,575**	**179,800**	**263,458**	**271,188**	**144,270**	**858,717**
	79.5%	83.3%	79.9%	80.9%	67.5%	78.0%	79.8%	91.5%	84.2%	69.7%	82.3%

(1) Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates. Additionally, it includes the dividend from our preferred equity investment in Brazil or its compensation $21.2M in Q3 2016, $6.8M in Q4 2016 and $10.4M in Q1 2017.

21

FY 2018 Earnings Presentation

Atlantica

HISTORICAL FINANCIAL REVIEW

Key Performance Indicators

Capacity in operation[1] (at the end of the period)		1Q16	2Q16	3Q16	4Q16	FY 2016	1Q17	2Q17	3Q17	4Q17	FY 2017	1Q18	2Q18	3Q18	4Q18	FY 2018
RENEWABLES	(MW)	1,441	1,441	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,446	1,446	1,446	1,496	1,496
EFF. NATURAL GAS	(electric MW)	300	300	300	300	300	300	300	300	300	300	300	300	300	300	300
TRANSMISSION	(Miles)	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,152	1,152
WATER	(Mft³/day)	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5

Production / Availability		1Q16	2Q16	3Q16	4Q16	FY 2016	1Q17	2Q17	3Q17	4Q17	FY 2017	1Q18	2Q18	3Q18	4Q18	FY 2018
RENEWABLES[2]	(GWh)	514	974	1,098	501	3,087	460	1,100	1,017	590	3,167	507	939	1,109	504	3,058
EFFICIENT NATURAL GAS[3]	(GWh)	529	621	649	617	2,416	591	580	615	585	2,372	547	554	613	603	2,318
	(electric availability %)[4]	87.5%	102.5%	103.5%	103.3%	99.1%	99.8%	99.8%	101.6%	100.9%	100.5%	97.9%	99.3%	101.3%	100.9%	99.8%
TRANSMISSION	(availability %)[5]	99.9%	99.9%	99.9%	100.0%	100.0%	94.4%	98.8%	99.2%	99.2%	97.9%	100.0%	99.9%	100.0%	99.8%	99.9%
WATER	(availability %)[6]	101.5%	102.7%	102.9%	100.2%	101.8%	102.3%	101.9%	102.6%	100.4%	101.8%	99.1%	102.6%	103.7%	102.5%	102.0%

(1) Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
(2) Includes curtailment in wind assets for which we receive compensation.
(3) Efficient Natural Gas production and availability were impacted by a scheduled major maintenance in February 2016, which occurs periodically.
(4) Electric availability refers to operational MW over contracted MW with PEMEX.
(5) Availability refers to actual availability adjusted as per contract.
(6) Availability refers to actual availability divided by contracted availability.

22

FY 2018 Earnings Presentation

Atlantica

HISTORICAL FINANCIAL REVIEW

Capacity Factors

Historical Capacity Factors[1]		1Q16	2Q16	3Q16	4Q16	FY 2016	1Q17	2Q17	3Q17	4Q17	FY 2017	1Q18	2Q18	3Q18	4Q18	FY 2018
SOLAR	US	17.3%	36.4%	33.5%	16.0%	25.8%	18.1%	41.9%	29.5%	18.2%	27.0%	18.8%	39.9%	38.9%	15.0%	28.2%
SOLAR	Spain	9.5%	27.0%	35.4%	9.9%	20.4%	10.0%	31.0%	33.4%	12.6%	21.8%	8.8%	20.8%	30.6%	7.3%	16.9%
SOLAR	Kaxu	42.2%	25.8%	33.2%	34.3%	33.9%	15.9%	20.9%	21.4%	41.1%	24.9%	36.9%	27.6%	29.9%	50.0%	36.0%
WIND[2]	Uruguay	31.6%	32.2%	35.9%	34.9%	33.7%	27.8%	36.1%	46.1%	37.7%	37.0%	31.2%	34.5%	42.3%	40.7%	37.2%

(1) Capacity factor ratio represents actual electrical energy output over a given period of time to the maximum possible electrical energy output assuming continuous operation at full nameplate capacity over that period. Historical Capacity Factors are calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operations.

(2) Includes curtailment production in wind assets for which we receive compensation. It does not include Melowind, which was acquired in December 13, 2018.

23

 CORPORATE DEBT DETAILSCorporate Debt as of December 31, 2018  Exchange rates as of December 31, 2018: (EUR/USD = 1.1467).Amounts include principal amounts outstanding and interests to be paid in the short term.  US $ in millions1    Maturity    Amounts2  2019 Notes    2019    257.3  Credit Facilities  (2021 Revolving CF)  2021    107.6    (Other facilities)  2019    11.6  Note Issuance Facility in Euros  (Note 1)  2022    102.9    (Note 2)  2023    102.3    (Note 3)  2024    102.4  Total        684.1

FY 2018 Earnings Presentation

Atlantica

SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO

Portfolio Breakdown Based on Estimated CAFD[1]

CURRENCY[2]

>90% **Denominated in USD**

SECTOR



- **68%** Renewable
- **14%** Efficient Natural Gas
- **14%** Transmission & Transpor.
- **4%** Water

GEOGRAPHY



- **36%** North America
- **41%** Europe
- **12%** South America
- **11%** RoW

~ **90%** of long term interest rate in projects is fixed or hedged[2]

(1) Based on CAFD estimates for the 2019-2023 period, including the acquisitions of new assets announced (ATN Expansion 1, ATN Expansion 2, Chile TL3, PTS, Tenes and Melowind). Final purchase agreements for some of which have been not been signed yet as of today. Some of the acquisitions have not closed and may not be completed within the expected period of time, if ever. See "Disclaimer – Forward Looking Statements".

(2) Including the effect of currency swap agreements.

25

FY 2018 Earnings Presentation

Atlantica

AT A GLANCE

Sizeable and Diversified Asset Portfolio

As of December 2018	ASSET	TYPE	STAKE	LOCATION	GROSS CAPACITY	OFFTAKER	RATING [1]	YEARS IN CONTRACT LEFT	CURRENCY
RENEWABLE ENERGY	Solana		100%[2]	USA (Arizona)	280 MW	APS	A-/A2/A-	25	USD
	Mojave		100%	USA (California)	280 MW	PG&E	D/WR/D	21	USD
	Solaben 2/3		70%	Spain	2x50 MW	Kingdom of Spain	A-/Baa1/A-	19/18	EUR[4]
	Solacor 1/2		87%	Spain	2x50 MW	Kingdom of Spain	A-/Baa1/A-	18/18	EUR[4]
	PS 10/20		100%	Spain	31 MW	Kingdom of Spain	A-/Baa1/A-	13/15	EUR[4]
	Helioenergy 1/2		100%	Spain	2x50 MW	Kingdom of Spain	A-/Baa1/A-	18/18	EUR[4]
	Helios 1/2		100%	Spain	2x50 MW	Kingdom of Spain	A-/Baa1/A-	19/19	EUR[4]
	Solnova 1/3/4		100%	Spain	3x50 MW	Kingdom of Spain	A-/Baa1/A-	16/16/17	EUR[4]
	Solaben 1/6		100%	Spain	2x50 MW	Kingdom of Spain	A-/Baa1/A-	20/20	EUR[4]
	Seville PV		80%	Spain	1 MW	Kingdom of Spain	A-/Baa1/A-	17	EUR
	Kaxu		51%	South Africa	100 MW	Eskom	BB/Baa3/BB-[3]	16	ZAR
	Palmatir		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB-[3]	15	USD
	Cadonal		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB-[3]	16	USD
	Melowind		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB-[3]	16	USD
	Mini-Hydro		100%	Peru	4 MW	Peru	BBB+/A3/BBB+	14	USD
EFFICIENT NATURAL GAS	ACT		100%	Mexico	300 MW	Pemex	BBB+/Baa3/BBB-	14	USD[5]
ELECTRICAL TRANSMISSION	ATN		100%	Peru	362 miles	Peru	BBB+/A3/BBB+	22	USD[5]
	ATS		100%	Peru	569 miles	Peru	BBB+/A3/BBB+	25	USD[5]
	ATN 2		100%	Peru	81 miles	Minera Las Bambas	Not rated	14	USD[5]
	Quadra 1&2		100%	Chile	81 miles	Sierra Gorda	Not rated	16/16	USD[5]
	Palmucho		100%	Chile	6 miles	Enel Generacion Chile	BBB+/Baa1/BBB+	19	USD[5]
	Chile TL3		100%	Chile	50 miles	CNE	BBB+/Baa1/BBB+	Regulated	USD[5]
WATER	Skikda		34%	Algeria	3.5 Mft^3/day	Sonatrach & ADE	Not rated	15	USD[5]
	Honaine		26%	Algeria	7 Mft^3/day	Sonatrach & ADE	Not rated	19	USD[5]

(1) Reflects the counterparty's issuer credit ratings issued by S&P, Moody's and Fitch, respectively, as of October 31, 2018.
(2) Liberty Interactive Corporation holds $300M in Class A membership interests in exchange for a share of the dividends and the taxable loss generated by Solana.
(3) For Kaxu it refers to the credit rating of the Republic of South Africa, and for Palmatir, Cadonal and Melowind it refers to the credit rating of Uruguay, as UTE is unrated.
(4) Gross cash in Euros dollarized through currency hedges.
(5) USD denominated but payable in local currency.

26

 NON-GAAP FINANCIAL INFORMATIONReconciliation of Non-GAAP Measures  Our management believes Further Adjusted EBITDA including unconsolidated affiliates and CAFD is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Further Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Our management believes cash available for distribution is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and that cash available for distribution is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD is used by our management team for determining future acquisitions and managing our growth. Further Adjusted EBITDA and CAFD are widely used by other companies in the same industry. Our management uses Further Adjusted EBITDA and CAFD as measures of operating performance to assist in comparing performance from period to period on a consistent basis and to readily view operating trends, as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations, and in communications with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments; they do not reflect changes in, or cash requirements for, our working capital needs;they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Further Adjusted EBITDA and CAFD do not reflect any cash requirements that would be required for such replacements;some of the exceptional items that we eliminate in calculating Further Adjusted EBITDA reflect cash payments that were made, or will be made in the future; andthe fact that other companies in our industry may calculate Further Adjusted EBITDA and CAFD differently than we do, which limits their usefulness as comparative measures.

FY 2018 Earnings Presentation

Atlantica

RECONCILIATION

Reconciliation of **Cash Available For Distribution** and **Further Adjusted EBITDA** to **Profit/(loss) for the period** attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended December 31, 2018	For the three-month period ended December 31, 2017	For the twelve-month period ended December 31, 2018	For the twelve-month period ended December 31, 2017
Profit/(loss) for the period attributable to the Company	**$ (78,916)**	**$ (154,386)**	**$ 41,596**	**$ (111,804)**
Profit attributable to non-controlling interest	3,845	4,447	13,673	6,917
Income tax	(16,409)	94,507	42,659	119,837
Share of loss/(profit) of associates carried under the equity method	(541)	(1,651)	(5,231)	(5,351)
Financial expense, net	115,369	137,937	395,213	448,367
Operating profit	**$ 23,348**	**$ 80,854**	**$ 487,910**	**$ 457,967**
Depreciation, amortization, and impairment charges	118,898	74,530	362,697	310,960
Dividends from exchangeable preferred equity investment in ACBH	-	-	-	10,383
Further Adjusted EBITDA	**$ 142,246**	**$ 155,384**	**$ 850,607**	**$ 779,310**
Atlantica Yield's pro-rata share of EBITDA from unconsolidated affiliates	2,024	2,049	8,110	7,265
Further Adjusted EBITDA including unconsolidated affiliates[1]	**$ 144,270**	**$ 157,433**	**$ 858,717**	**$ 786,575**
Atlantica Yield's pro-rata share of EBITDA from unconsolidated affiliates	(2,024)	(2,049)	(8,110)	(7,265)
Dividends from equity method investments	-	549	4,432	3,003
Non-monetary items	(15,056)	14,906	(99,279)	(20,882)
Interest and income tax paid	(143,721)	(150,866)	(333,537)	(349,533)
Principal amortization of indebtedness	(127,947)	(113,362)	(229,647)	(209,742)
Deposits into/ withdrawals from restricted accounts	6,149	(1,205)	(30,837)	(28,386)
Change in non-restricted cash at project level	95,596	83,397	29,986	(20,992)
Dividends paid to non-controlling interests	-	-	(9,745)	(4,638)
Changes in other assets and liabilities	81,815	49,621	(10,433)	22,428
Cash Available For Distribution[2]	**$ 39,082**	**$ 38,424**	**$ 171,547**	**$ 170,568**

(1) Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.
(2) CAFD for the twelve-month period ended December 31, 2017 includes $10.4 million of ACBH dividend compensation.

28

 RECONCILIATIONReconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Net Cash Provided by Operating Activities  (in thousands of U.S. dollars)    For the three-month period ended December 31,         For the twelve-month period ended December 31,           2018     2017     2018     2017                    Net cash provided by operating activities     $ 55,375      $ 58,333      $ 393,708      $ 385,623   Net interest and income tax paid     143,721    150,867     333,537     349,533  Variations in working capital     (71,341)    (38,706)     25,679     8,797  Other non-cash adjustments and other    14,491    (15,110)     97,683     35,357  Further Adjusted EBITDA     $ 142,246     $ 155,384      $ 850,607      $ 779,310  Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates    2,024    2,049     8,110     7,265  Further Adjusted EBITDA including unconsolidated affiliates1    $ 144,270    $ 157,433     $ 858,717     $ 786,575  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.

FY 2018 Earnings Presentation

Atlantica

RECONCILIATION

Reconciliation of Further Adjusted EBITDA Margin including unconsolidated affiliates to Operating Profit Margin

(in thousands of U.S. dollars)	For the three-month period ended December 31, 2018	For the three-month period ended December 31, 2017	For the twelve-month period ended December 31, 2018	For the twelve-month period ended December 31, 2017
Revenue	**206,897**	**233,202**	**1,043,822**	**1,008,381**
Profit/(loss) for the period attributable to the Company	**$ (78,916)**	**$ (154,386)**	**$ 41,596**	**$ (111,804)**
Profit attributable to non-controlling interest	3,845	4,447	13,673	6,917
Income tax	(16,409)	94,507	42,659	119,837
Share of loss/(profit) of associates carried under the equity method	(541)	(1,651)	(5,231)	(5,351)
Financial expense, net	115,369	137,937	395,213	448,367
Operating profit	**$ 23,348**	**$ 80,854**	**$ 487,910**	**$ 457,967**
Operating profit margin	**11.3%**	**34.7%**	**46.7%**	**45.4%**
Depreciation, amortization, and impairment charges	57.5%	31.9%	34.8%	30.8%
Dividends from exchangeable preferred equity investment in ACBH	-	-	-	1.0%
Further Adjusted EBITDA margin	**68.8%**	**66.6%**	**81.5%**	**77.3%**
Atlantica Yield's pro-rata share of EBITDA from unconsolidated affiliates	0.9%	0.9%	0.8%	0.7%
Further Adjusted EBITDA Margin including unconsolidated affiliates[1]	**69.7%**	**67.5%**	**82.3%**	**78.0%**

(1) Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.

30

RECONCILIATIONReconciliation of 2019 Guidance for Further Adjusted EBITDA including unconsolidated affiliates to CAFD   Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.  (in millions of U.S. dollars)    Guidance       2019E        Further Adjusted EBITDA including unconsolidated affiliates1    820 - 870  Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates    (7)  Dividends from unconsolidated affiliates    0 – 5  Non-monetary items    (30) – (40)  Interest and income tax paid    (310) – (320)  Changes in other assets and liabilities and change in available cash at project level    (43) – (48)  Principal amortization of indebtedness    (250) – (260)  Cash Available For Distribution    180 – 200

 Great West House, GW1, 17th Floor,Great West RoadBrentford TW8 9DFLondon (United Kingdom)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

/s/ Santiago Seage
	Name:	Santiago Seage
	Title:	Chief Executive Officer

Date: February 28, 2019